UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INSTITUTIONAL FINANCIAL MARKETS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45779L 107

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 45779L 107

1	NAME OF REPORTING PERSON Daniel G. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 718,811
	8	SHARED VOTING POWER 50,400
	9	SOLE DISPOSITIVE POWER 358,811
	10	SHARED DISPOSITIVE POWER 50,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,211
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Institutional Financial Markets, Inc., a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.

Item 2.	Identity and Background.

This statement is being filed by Daniel G. Cohen, a U.S. citizen. The business address of Mr. Cohen is Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. Mr. Cohen is Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer of the Issuer, and is the Chairman of the Board of Managers, Chief Investment Officer and Chief Executive Officer of IFMI, LLC (formerly Cohen Brothers, LLC), a Delaware limited liability company and a majority owned subsidiary of the Issuer (the “Operating LLC”), both with an address at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870.

During the last five years, Mr. Cohen has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 27, 2011, 360,000 restricted Shares (the “Restricted Shares”) were awarded to Mr. Cohen based on his performance in 2010. The grant date fair value per share for these Restricted Shares was $5.00. The Restricted Shares were subject to stockholder approval of Amendment No. 1 to the Issuer’s 2010 Long-Term Incentive Plan (the “2010 Plan”) to increase the number of Shares available for issuance under the 2010 Plan. On June 7, 2011, Amendment No. 1 to the 2010 Plan was approved by the stockholders at the Issuer’s annual meeting of stockholders, thereby effectuating the grant of the Restricted Shares to Mr. Cohen. The Restricted Shares will vest on December 31, 2012.

Prior to the issuance of the Restricted Shares, Mr. Cohen owned 358,811 Shares (3,250 of which are pledged as security) and had the right to vote 50,400 Shares owned by the Operating LLC.

Item 4.	Purpose of the Transaction.

(a)-(j) Mr. Cohen currently holds the Shares set forth on this Schedule 13D for investment purposes. Mr. Cohen intends from time to time to review his ownership position in the Issuer and may, based on such factors as he deems relevant, seek to acquire additional Shares or other securities of the Issuer, dispose of Shares or other securities of the Issuer (whether pursuant to a registered offering or otherwise), or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

Mr. Cohen and the Operating LLC are parties to an Equity Plan Funding Agreement, whereby Mr. Cohen is required to transfer to: (a) the Operating LLC the number of membership units in the Operating LLC equal to the number of membership units in the Operating LLC to be issued by the Operating LLC to the participants in the Operating LLC 2009 Equity Award Plan (the “2009 Equity Award Plan”) in connection with the vesting of a restricted unit of the Operating LLC issued under the 2009 Equity Award Plan, or (b) the Issuer the number of Shares equal to the number of membership units in the Operating LLC to be issued by the Operating LLC to the participants in the 2009 Equity Award Plan in connection with the vesting of a restricted unit of the Operating LLC. The maximum number of membership units in the Operating LLC and/or Shares, in the aggregate, that Mr. Cohen is obligated to transfer is 1,721,160. The Equity Funding Plan Agreement is incorporated herein as Exhibit 1, and the description of the Equity Funding Plan Agreement contained herein is qualified in its entirety by reference to such Exhibit 1.

In connection with the merger of Alesco Financial Holdings, LLC, a wholly owned subsidiary of the Issuer, with and into the Operating LLC on December 16, 2009 (the “Merger”), the Issuer created two new series of preferred stock: Series A Voting Convertible Preferred Stock (“Series A Preferred Stock”) and Series B Voting Non-Convertible Preferred Stock (the “Series B Preferred Stock”). The articles supplementary setting forth the terms of the Series A Preferred Stock and the Series B Preferred Stock are incorporated herein as Exhibit 2 and Exhibit 3, respectively, and the description of the Series A Preferred Stock and the Series B Preferred Stock contained herein is qualified in its entirety by reference to such Exhibit 2 and Exhibit 3, respectively. On December 16, 2009, one share of Series A Preferred Stock was issued to an entity wholly owned by Mr. Cohen that entitled Mr. Cohen, through such entity, to elect a number equal to at least one-third (but less than a majority) of the total number of directors on the Issuer’s Board of Directors but carried no economic rights. On October 18, 2010, Mr. Cohen elected to exercise his right to convert the one share of Series A Preferred Stock into 4,983,557 shares of Series B Preferred Stock, which do not have any economic rights, but each share of the Series B Preferred is entitled to one vote and votes together with the Shares on all matters. The shares of Series B Preferred Stock will be automatically redeemed by the Issuer for the par value of the Series B Preferred Stock on December 31, 2012.

Other than as listed above, Mr. Cohen has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The percentages used in the table below and elsewhere in this statement are based on 14,398,723 Shares outstanding, which represents the number of Shares provided by the Issuer to Mr. Cohen for purposes of this statement. Pursuant to Section 13(d)(4) of the Act, the calculation of the percentages for Mr. Cohen excludes from the denominator the 50,400 Shares held by the Operating LLC.

Reporting Person	Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
Daniel G. Cohen	718,811	(1)	358,811	50,400	(2)	769,211	(1)(2)	5.34%

(1)	Includes 360,000 restricted Shares that have yet to vest under the 2010 Plan, which will vest on December 31, 2012. 3,250 Shares are pledged by Mr. Cohen as security.
(2)	Includes 50,400 Shares held by the Operating LLC, which Mr. Cohen may be deemed to control. Mr. Cohen disclaims any interest in the 50,400 shares beyond his pecuniary interest therein. The Board of Managers of the Operating LLC is comprised of Mr. Cohen, Christopher Ricciardi, and Joseph W. Pooler, Jr. Mr. Cohen may be deemed to share voting or dispositive power with Mr. Ricciardi and Mr. Pooler. Mr. Ricciardi, a U.S. citizen, is President of the Issuer, and has a business address at 135 East 57th Street, 21st Floor, New York, New York 10022. Mr. Pooler, a U.S. citizen, is the Chief Financial Officer of the Issuer and the Operating LLC and has a business address at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. During the last five years, Messrs. Ricciardi and Pooler have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(c) Except as set forth in Item 3 above, there have been no transactions by Mr. Cohen in Shares during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The Operating LLC is a majority owned subsidiary of the Issuer. Mr. Cohen, through a wholly owned limited liability company, owns 4,983,556 membership units in the Operating LLC (the “DGC Units”). In accordance with the Operating LLC Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”), Mr. Cohen will have the right, after December 31, 2012, to require that the Operating LLC redeem all or a portion of the DGC Units in exchange for cash, provided that the Issuer may, in its sole discretion, deliver Shares to satisfy the Operating LLC’s redemption obligation. The Operating Agreement is incorporated herein as Exhibit 4, and the

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description of the Operating Agreement contained herein is qualified in its entirety by reference to such Exhibit 4. The exchange ratio applicable to a redemption is currently one-to-one, but is subject to change upon the occurrence of: (a) the issuance of additional Shares as a dividend or other distribution on outstanding Shares, (b) a subdivision of outstanding Shares into a greater number of Shares, or (c) a combination of outstanding Shares into a smaller number of Shares.

The amount of cash Mr. Cohen will be entitled to receive in connection with a cash redemption of the DGC Units will be equal to: (a) the number of DGC Units tendered for redemption by Mr. Cohen, multiplied by (b) the exchange ratio, multiplied by (c) the value of a Share at the time of redemption. The number of Shares that Mr. Cohen may, in the Issuer’s sole discretion, receive in lieu of cash in connection with a redemption will equal: (a) the number of DGC Units tendered for redemption by Mr. Cohen, multiplied by (b) the exchange ratio.

In addition, the information in Item 4 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Equity Plan Funding Agreement by and among Daniel G. Cohen and IFMI, LLC (incorporated by reference to Exhibit 10.28 to the Issuer’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on August 20, 2009).

2	Alesco Financial Inc. Articles Supplementary Series A Voting Convertible Preferred Stock (incorporated by reference to Exhibits 3.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 17, 2009).

3	Alesco Financial Inc. Articles Supplementary Series B Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibits 3.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 17, 2009).

4	IFMI, LLC Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 17, 2009).

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2011

/s/ Daniel G. Cohen
Daniel G. Cohen